VIA EDGAR

May 12, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                   H. Roger Schwall

Assistant Director, Natural Resources

Re:                            Lonestar Resources US Inc.

Amendment No. 3 to Registration Statement on Form 10-12B

Filed April 21, 2016

Response letter dated April 21, 2016

File No. 1-37670

Dear Mr. Schwall:

Set forth below is the response of Lonestar Resources US Inc. (the “Company,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 6, 2016, with respect to the above-referenced registration statement on Form 10-12(b).

For your convenience, the response below is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Supplemental Response Dated April 21, 2016

Annex A-2

1.              Your supplemental information includes the statement “…Lonestar has successfully drilled, completed and produced multiple 8000 foot laterals on both of these properties [Burns Ranch and Horned Frog]”. (Underlining added.) In the materials that you have provided us to date, we are unable to locate any data supporting the statement that you have successfully produced 8000 foot laterals. Please provide us with the engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of these 8000 foot laterals. Include the line items for capital costs incurred for each of the laterals. Please ensure that the decline parameters (b-factor, initial/final production rates, initial/terminal decline rates), EURs and cumulative production figures are presented on the rate/time plots or another convenient location. Include a discussion addressing your application of reliable technology to establish your PUD reserves using actual production.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Response:  As requested in our telephonic conversation with the Staff on May 9, 2016, we are providing on a supplemental basis additional information in support of the statement relating to Lonestar’s production of multiple 8000 foot laterals.

* * * * *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (817) 921-1889 or William D. Davis II of Baker & McKenzie LLP at (713) 427-5000.

Very truly yours,

LONESTAR RESOURCES US INC.

By:	/s/ Frank D. Bracken, III
Name:	Frank D. Bracken, III
Title:	Chief Executive Officer

cc:                               Jerard Gibson (Securities and Exchange Commission)

Joseph Klinko (Securities and Exchange Commission)

Karl Hiller (Securities and Exchange Commission)

Doug Banister (Lonestar Resources US Inc.)

William D. Davis II (Baker & McKenzie LLP)

Andrew S. Reilly (Baker & McKenzie LLP)